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                                                                   EXHIBIT 99.1


[LOGO OF COMMERCIAL INTERTECH APPEARS HERE]


John Gilchrist
Group Vice President
Hydraulic Systems

                                                                  July 18, 1996

Dear

  You may have heard that Canadian-based United Dominion Industries is trying to take over our Company. Our Board of Directors has voted unanimously to reject their offers as inadequate and not in the best interests of the Company and its constituencies, including our customers/distributors.

  We wanted to let you know that we are fighting vigorously to maintain our independence. Our Board reaffirmed the Company's strategic plan and approved an accelerated initiative to spin off to shareholders 100 percent of our wholly-owned filtration subsidiary, Cuno, Incorporated. Together these initiatives are designed to provide a balanced package of long-term and short-term value that responds to shareholders with different investment objectives and more accurately reflects the Company's underlying worth.

  Please keep in mind that often in these kinds of situations weeks or even months pass before matters are definitely resolved. In the meantime, our relationship with you will remain unchanged. We will continue to serve you exactly as before, adhering to the standards of quality which we believe have become our hallmark.

  Attached is a copy of the press releases we issued July 12, 1996 and July 18, 1996, which include more details. If you have any questions, please call Bruce Wheatley at (330) 740-8580.

  We value our relationship with you. Thank you very much for your ongoing support.

                                          Sincerely,




                                          /s/ John Gilchrist